April 17, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Dorrie Yale

Re:	Audentes Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-217225

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise you that the underwriters have distributed approximately 925 copies of the Preliminary Prospectus dated April 17, 2017 through the date hereof, to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, April 18, 2017 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

                           INCORPORATED

COWEN AND COMPANY, LLC

PIPER JAFFRAY & CO.

            As representatives of the several Underwriters

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Anurag Jindal
	Name:	Anurag Jindal
	Title:	Managing Director

By: COWEN AND COMPANY, LLC

By:	/s/ George Milstein
	Name:	George Milstein
	Title:	Managing Director

By: PIPER JAFFRAY & CO.

By:	/s/ David W. Stadinski
	Name:	David W. Stadinski
	Title:	Managing Director

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]